August 18, 2008 - 9:18 AM EDT

4C Controls Announces the Appointment of Dr. Philip Hayden as Vice President, Security Assessment & Threat Analysis

4C Controls Inc. (OTCBB: FOUR.OB) today announced it has appointed FBI Supervising Special Agent (Ret.) Dr. Philip Hayden as its Vice President, Security Assessment & Threats Analysis.

Dr. Hayden comes to 4C Controls after a distinguished career with the Federal Bureau of Investigation. Dr. Philip Hayden has spent years involved in many aspects of law enforcement and security. While in the United States Army, he was trained in infantry and demolitions and went through airborne, ranger, pathfinder, jungle and sniper schools. He received the Purple Heart, Bronze Star for Valor and the Distinguished Service Cross for his heroic actions in Vietnam.

DUTIES AND CONTRIBUTIONS

Dr. Hayden comes to 4C Controls mandated to establish the world’s finest security assessment team. With 4 decades of experience in law enforcement, military, counter-terrorism and security and surveillance, Dr. Hayden’s expertise working with the management team at 4C Controls assures both capability and dedication at the heart of every 4C Controls project.

ABOUT DR. HAYDEN

Since the early 1970s, Dr. Hayden worked as a Supervisory Special Agent for the Federal Bureau of Investigation as a case agent where he was involved in criminal cases, organized crime, and foreign counterintelligence. He also served as a program manager and tactical instructor at the FBI Academy in Quantico, Virginia. Dr. Hayden has certifications in Tactics and Defensive Tactics, Special Weapons and Tactics (SWAT), Crisis Management, Firearms and Hostage Negotiation. Through his many years of experience, training and instructing, he has designed, developed and implemented lesson plans on subjects ranging from making arrests and handling subjects to tactical air operations. Dr. Hayden has authored numerous law enforcement articles and produced a variety of videos on law enforcement techniques.

As a private consultant, Dr. Hayden has conducted security assessments and designed security analysis programs for the public and private sectors.

For the past decade, Dr. Hayden has used his knowledge and experience as an expert witness specializing in areas of law enforcement such as use of force, arrest procedures and tactical training. He has coordinated and directed training for police officers and designed programs for national and international police officer safety and survival courses.. He has also lectured and been a keynote and motivational speaker at national and international police conferences, colleges and universities.

Dr. Hayden is also an internationally known and highly regarded business consultant and thought leader focused on the creation and refinement of effective business strategies. He is an expert in the development of management teams, the execution of business plans and the development and training of the people that execute those strategies.

As a thought leader in the concept of consultative relationship building and customer maximization strategies, Dr. Hayden has pioneered these ideas throughout the financial services industry, business services segment and the insurance/risk mitigation business platforms. His innovative approaches to strategy, training and people empowerment lead the way to better customer relationships, stronger more cohesive internal teams and improved business results.

ABOUT 4C CONTROLS, INC.

4C Controls is an early stage company offering high technology integrated security solutions positioning to provide “real time” threat detection within a framework of “next generation” command, control and response capabilities.

With a focus on acquiring and developing broad new technologies integrating high resolution synthetic aperture satellite (SAR) imagery, proprietary ground radar systems along with access control and electronic surveillance utilizing advanced biometric solutions, radio frequency identification (RFID), real-time locating systems (RTLS) in conjunction with traditional optical and sensor technologies 4C Controls will stand ready to assume a critical solution set for this ever growing market sector.

Forward-Looking Statements

This press release contains 'forward-looking statements' as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based upon currently available competitive, financial, and economic data and management's views and assumptions regarding future events. Such forward-looking statements are inherently uncertain. 4C Controls cannot provide assurances that any prospective matters described in the press release will be successfully completed or that it will realize the anticipated benefits of any transactions. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to: global economic and market conditions; the war on terrorism and the potential from war or other hostilities in other parts of the world; availability of financing and lines of credit; successful integration of acquired or merged businesses; changes in interest rates; management's ability to forecast revenues and control expenses, especially on a quarterly basis; unexpected decline in revenues without a corresponding and timely slowdown in expense growth; its ability to retain key management and employees; intense competition and the ability to meet demand at competitive prices and to continue to introduce new products and new versions of existing products that keep pace with technological developments, satisfy increasingly sophisticated customer requirements and achieve market acceptance; relationships with significant suppliers and customers; as well as other risks and uncertainties, including but not limited to those detailed from time to time in the 4C Controls SEC filings. 4C Controls undertakes no obligation to update information contained in this release.

Investor & Media Contacts:
For 4C Controls Inc.
Bob Leahy, 202-550-4294
rdleahy@msn.com

Source: Business Wire (August 18, 2008 - 9:18 AM EDT)

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